March 21, 2013

VIA EDGAR

Cecilia Blye

Director of the Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re: VeriFone Systems, Inc.

Dear Ms. Blye:

We write to update the Staff following our correspondence, dated May 4, 2012 and June 12, 2012, based on information that we have learned since the time we submitted those prior letters.

As discussed in our prior correspondence with the Staff, in early 2012, we identified certain unauthorized activities that caused us to believe that two of our third-party distributors in the MEA region may have been making unauthorized shipments of certain of our point of sale (“POS”) products to Iranian entities or their affiliates. As previously noted, these POS products were manufactured by a company that VeriFone acquired in fiscal year 2011. They had been shipped to distributors with product keys configured to enable use of the POS terminals in Iran. As we have informed the Staff, these eight product keys were deactivated from the production servers at our contract manufacturer so that no further orders or shipments could be made with such configuration. We also took additional compliance measures, including (i) sending written notifications to each of our distributors for the MEA region reiterating our requirement that all of our distributors must comply with relevant U.S. export control laws with respect to all of our products and services, (ii) sending notifications to all of our employees, reminding them of our export control and sanctions and ethics policies and (iii) obtaining certifications from each of our third-party distributors located in the U.A.E., confirming their compliance with U.S. export control laws and VeriFone policies, and incorporating these certifications into purchase orders. We also confirmed that the distribution contract for one of the third-party distributors had already been terminated and we terminated all outstanding purchase orders with that distributor.

Notwithstanding these measures, based on further internal review, we believe that following the time of our previous correspondence with the Staff, the second of the third-party distributors described in our prior letters continued unauthorized resales of our POS terminals to Iranian entities. We also believe that certain employees of our non-U.S. subsidiaries may have put the deactivated product keys to unauthorized use by providing assistance to that second distributor in configuring POS terminals in its inventory for use in Iran. We believe that it is likely that these two third-party distributors (in the case of the first distributor, prior to that distributor’s earlier termination) resold certain of our POS terminals to two Iranian banks, Bank

Melli and Bank Mellat, and that certain employees of non-U.S. VeriFone subsidiaries engaged in unauthorized communications with representatives of Bank Mellat. (As discussed in our June 12, 2012 letter to the Staff, the POS terminals sold to these distributors and potentially resold into Iran or to Iranian entities are wholly foreign-origin products, not developed or produced from any U.S.-origin items and are not transmitted, transshipped or otherwise exported from or through the U.S.)

We have also learned that during the fiscal quarter ended January 31, 2013, certain employees of non-U.S. VeriFone subsidiaries provided unauthorized technical support services to this second third-party distributor, with reason to know that the services would assist the distributor in reselling certain of our POS terminals out of its inventory to Bank Melli and Bank Mellat. These services related to the sales of POS terminals described in the first sentence of the preceding paragraph. These activities by employees of our non-U.S. subsidiaries were conducted by circumventing the additional compliance measures we had taken (and previously reported to the Staff) and were in contravention of VeriFone’s export control and sanctions policies more generally, which we also discussed in our prior correspondence with the Staff, and which prohibit VeriFone and its affiliates from conducting any activities, transactions or dealings, direct or indirect, with Iran or Iranian counterparties. Further, the activities of the distributor were in direct breach of its certifications of compliance to us.

Following our identification of these additional unauthorized activities, we have terminated all business activities with this distributor as well (although we continue to engage in efforts to collect and receive amounts due from this distributor with respect to fiscal year 2012 sales). We have also taken a number of additional measures and implemented controls designed to prevent such activity from recurring, including making personnel changes and providing enhanced compliance training.

Please don’t hesitate to contact me by telephone ((408) 232-7800), facsimile ((408) 232-7841) or e-mail (Albert_L1@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Albert Liu
Albert Liu
Executive Vice President, Corporate Development and General Counsel

cc:	Pradit Bhaumik
(Securities and Exchange Commission)

Scott D. Miller
Sarah P. Payne
(Sullivan & Cromwell LLP)